SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 14, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2014 RESULTS

1Q14 Highlights (as compared to 4Q13):

•	Net Revenue Increased 2.0% to US$163.8 Million from US$160.6 Million

•	Gross Profit Increased to US$32.4 Million from US$30.5 Million

•	Gross Margin Improved to 19.8% from 19.0%

•	Net Earnings on an IFRSs Consolidated Basis of US$0.37 Per Basic and US$0.36 Per Diluted Share Compared to US$0.19 Per Basic and US$0.18 Per Diluted Share

•	Generated US$12.0 Million of Free Cash Flow after US$18.7 Million of CapEx

•	Reduced Total Debt by an additional US$44.5 million to US$203.5 million

•	Retained Balance of Cash and Cash Equivalents at US$404.2 Million

•	Company’s Majority Owned Subsidiary Commenced Trading on Taiwan’s Main Stock Exchange on April 11, 2014

Hsinchu, Taiwan, May 14, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2014. All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of March 31, 2014.

Net revenue for the first quarter of 2014 was NT$4,989.0 million or US$163.8 million, an increase of 2.0% from NT$4,890.1 million or US$160.6 million in the fourth quarter of 2013 and an increase of 12.9% from NT$4,420.7 million or US$145.2 million for the same period in 2013. This is at the high-end of the Company’s guidance for first quarter of 2014 revenue to be flat to up in the low single digits as compared to the fourth quarter of 2013.

Net income for the first quarter of 2014 was NT$331.1 million or US$10.9 million, and NT$11.14 or US$0.37 per basic common share and NT$10.87 or US$0.36 per diluted common share, as compared to net income for the fourth quarter of 2013 of NT$170.8 million or US$5.6 million, and NT$5.77 or US$0.19 per basic common share and NT$5.63 or US$0.18 per diluted common share, and compared to net income in the first quarter of 2013 of NT$363.6 million or US$11.9 million, and NT$12.58 or US$0.41 per basic common share and NT$12.31 or US$0.40 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2014 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We started the year off with first quarter revenue growth in a normally seasonally lower quarter. Strength in our LCD driver and our memory markets helped us achieve first quarter 2014 revenue at the high-end of the Company’s guidance. Revenue from DRAM, mainly niche DRAM, increased 16.3% in Q1’14 sequentially and our WLSCP revenue grew 20.8% in Q1 compared to Q4’13. Our overall capacity utilization rate improved to 77% compared to 76% in Q4’13 and 75% in the same period one year ago. We are optimistic about the future for ChipMOS given the Company’s market leadership, optimized customer base and our financial strength. We are executing on our business strategy and have numerous catalysts for profitable growth. We expect to see continued momentum in 2014, led by robust demand in our LCD driver and memory demand in mobile applications and UHD TVs.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our business mix and improved utilization allowed us to drive further improvements in gross margin to 19.8% in the first quarter. We expect to achieve further improvements in gross margin in the second quarter, led by our business momentum, improved utilization and overall conservative CapEx strategy. We exited the first quarter with a strong balance of cash and cash equivalents at US$404.2 million, with free cash flow of US$12.0 million in Q1 2014 after CapEx of US$18.7 million in the first quarter. Our total debt was reduced by another US$44.5 million to US$203.5 million, which in turn improved our net debt to equity ratio to -44.0% as of March 31, 2014. The increase in consolidated income taxes for the first quarter is due to the higher amount paid by ThaiLin for the gain recognized on the share sales related to the Company’s efforts in enabling ChipMOS Taiwan to meet the listing eligibility requirements for Taiwan Stock Exchange (“TWSE”) and our consolidated income tax rate will revert to a normalized level in the second quarter of 2014.”

Selected Operation Data

	1Q14		4Q13
Revenue by segment
Testing		23%		24%
Assembly		34%		33%
LCD Driver		24%		25%
Bumping		19%		18%

Utilization by segment
Testing		69%		70%
Assembly		77%		75%
LCD Driver		75%		76%
Bumping		90%		87%
Overall		77%		76%

CapEx	US$	18.7 million	US$	40.4 million
Testing		34%		6%
Assembly		29%		20%
LCD Driver		9%		65%
Bumping		28%		9%

Depreciation and amortization expenses	US$	24.6 million	US$	24.6 million

Condensed consolidated statements of cash flows	Period ended Mar. 31, 2014 US$ million	Period ended Mar. 31, 2013 US$ million
Net cash generated from (used in) operating activities	46.6	42.8
Net cash generated from (used in) investing activities	(35.7)	(20.5)
Net cash generated from (used in) financing activities	(45.9)	(34.6)
Net increase (decrease) in cash and cash equivalents	(35.0)	(12.3)
Effect of exchange rate changes on cash	(0.0)	(0.2)
Cash and cash equivalents at beginning of period	439.2	291.1
Cash and cash equivalents at end of period	404.2	278.6

Taiwan Listing Update

Our subsidiary, ChipMOS Taiwan, commences trading on TWSE on April 11, 2014 under Stock Ticker 8150, with 864.6 million shares outstanding, of which the Company owns approximately 522.1 million or 60.4% of the shares outstanding. Shares that previously traded on the Gre Tai Securities Market now trade on the TWSE and ceased trading on the Gre Tai Securities Market.

Second Quarter 2014 Outlook

Led by expected demand from the LCD driver and memory market for both mobile applications and UHD TVs, the Company expects second quarter of 2014 revenue to increase approximately 8% to 12% as compared to the first quarter of 2014. The Company expects gross margin on a consolidated basis to be in the range of approximately 21% to 24% for the second quarter of 2014. The Company expects depreciation and amortization expenses for the second quarter of 2014 to be approximately US$24 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the second quarter of 2014. The Company expects CapEx spending to be approximately US$24 million in the second quarter of 2014, with CapEx spending for the full year 2014 to be less than US$80 million. The total number of the Company’s outstanding common shares at the end of the second quarter of 2014 is expected to be approximately 30 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2014 results on Wednesday, May 14, 2014 at 8:00 a.m. Eastern Time (8:00 p.m. Taiwan time, Wednesday, May 14, 2014). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13580784.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2014, Dec. 31, and Mar. 31, 2013

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2013
	USD	USD	USD
Revenue	163.8	160.6	145.2
Cost of revenue	(131.4)	(130.1)	(125.0)

Gross profit	32.4	30.5	20.2

Other operating income	0.6	0.4	3.8
Research and development expenses	(5.6)	(5.3)	(4.1)
Sales and marketing expenses	(0.9)	(0.8)	(0.7)
Administrative and general expenses	(5.8)	(6.3)	(4.6)
Other operating expenses	(0.5)	(1.1)	(0.1)

Operating profit	20.2	17.4	14.5

Non-operating income (expense), net	3.9	2.0	4.0

Profit (loss) before tax	24.1	19.4	18.5

Income tax benefit (expense)	(8.5)	(12.3)	(3.4)

Profit (loss) for the year	15.6	7.1	15.1

Attributable to:
Equity holders of the Company	10.9	5.6	11.9
Non-controlling interests	4.7	1.5	3.2

	15.6	7.1	15.1

Profit (loss) for the year	15.6	7.1	15.1
Other comprehensive income (loss):
Exchange differences on translation of foreign operations	0.1	0.3	0.5
Net actuarial losses	—	(1.0)	—
Income tax effect	—	0.2	—

Total other comprehensive income (loss)	0.1	(0.5)	0.5

Total comprehensive income (loss)	15.7	6.6	15.6

Attributable to:
Equity holders of the Company	10.9	4.7	12.3
Non-controlling interests	4.8	1.9	3.3

	15.7	6.6	15.6

Earnings (loss) per share attributable to the Company – basic	0.37	0.19	0.41

Shares outstanding (in thousands) – basic	29,727	29,621	28,893

Net income (loss) attributable to the Company – diluted	10.9	5.6	11.9

Earnings (loss) per share attributable to the Company – diluted	0.36	0.18	0.40

Shares outstanding (in thousands) – diluted	30,467	30,357	29,542

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of Mar. 31, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2014, Dec. 31, and Mar. 31, 2013

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2013
	NTD	NTD	NTD
Revenue	4,989.0	4,890.1	4,420.7
Cost of revenue	(4,003.0)	(3,960.7)	(3,804.9)

Gross profit	986.0	929.4	615.8

Other operating income	19.2	11.9	114.6
Research and development expenses	(170.0)	(161.8)	(123.7)
Sales and marketing expenses	(27.3)	(24.6)	(22.5)
Administrative and general expenses	(176.1)	(193.4)	(141.4)
Other operating expenses	(15.6)	(33.1)	(1.4)

Operating profit	616.2	528.4	441.4

Non-operating income (expense), net	118.6	60.9	121.3

Profit (loss) before tax	734.8	589.3	562.7

Income tax benefit (expense)	(258.9)	(374.1)	(101.5)

Profit (loss) for the year	475.9	215.2	461.2

Attributable to:
Equity holders of the Company	331.1	170.8	363.6
Non-controlling interests	144.8	44.4	97.6

	475.9	215.2	461.2

Profit (loss) for the year	475.9	215.2	461.2
Other comprehensive income (loss):
Exchange differences on translation of foreign operations	2.3	8.4	14.2
Net actuarial losses	—	(30.6)	—
Income tax effect	—	5.2	—

Total other comprehensive income (loss)	2.3	(17.0)	14.2

Total comprehensive income (loss)	478.2	198.2	475.4

Attributable to:
Equity holders of the Company	332.5	141.8	375.6
Non-controlling interests	145.7	56.4	99.8

	478.2	198.2	475.4

Earnings (loss) per share attributable to the Company – basic	11.14	5.77	12.58

Shares outstanding (in thousands) – basic	29,727	29,621	28,893

Net income (loss) attributable to the Company – diluted	331.1	170.8	363.6

Earnings (loss) per share attributable to the Company – diluted	10.87	5.63	12.31

Shares outstanding (in thousands) – diluted	30,467	30,357	29,542

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2014, Dec. 31, and Mar. 31, 2013

Figures in Million of U.S. dollars (USD) (1)

	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2013
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.3	0.3	0.4
Property, plant & equipment	414.8	420.7	399.3
Other non-current assets	10.6	10.9	20.4

Total non-current assets	425.7	431.9	420.1

Current assets
Inventories	49.4	49.9	57.0
Accounts and notes receivable	136.7	135.1	128.5
Short-term deposits	9.1	6.0	30.9
Other current assets	8.5	8.8	8.6
Cash and cash equivalents	404.2	439.2	278.6

Total current assets	607.9	639.0	503.6

Total assets	1,033.6	1,070.9	923.7

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.1	1.2	1.3
Capital surplus	387.2	392.3	378.4
Treasury stock	—	(9.7)	(20.9)
Retained earnings	53.4	47.3	22.7
Other component of equity	14.5	14.4	14.1

Equity attributable to equity holders of the Company	456.2	445.5	395.6

Non-controlling interests	237.5	230.7	135.8

Total equity	693.7	676.2	531.4

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	97.5	127.7	182.7
Other non-current liabilities	19.2	19.2	15.6

Total non-current liabilities	116.7	146.9	198.3

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	41.3	59.6	45.5
Other current liabilities	75.9	67.9	59.5
Bank loans – current portion	74.3	94.4	76.7
Short-term bank loans	31.7	25.9	12.3

Total current liabilities	223.2	247.8	194.0

Total liabilities	339.9	394.7	392.3

Total equity and liabilities	1,033.6	1,070.9	923.7

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.45 against US$1.00 as of Mar. 31, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2014, Dec. 31, and Mar. 31, 2013

Figures in Million of NT dollars (NTD)

	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2013
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	8.6	8.6	11.6
Property, plant & equipment	12,630.1	12,811.9	12,159.4
Other non-current assets	323.4	330.4	622.6

Total non-current assets	12,962.1	13,150.9	12,793.6

Current assets
Inventories	1,503.5	1,519.4	1,734.5
Accounts and notes receivable	4,162.9	4,114.6	3,913.6
Short-term deposits	277.3	181.9	939.3
Other current assets	258.8	268.7	261.9
Cash and cash equivalents	12,307.8	13,372.8	8,483.2

Total current assets	18,510.3	19,457.4	15,332.5

Total assets	31,472.4	32,608.3	28,126.1

EQUITY AND LIABILITIES
EQUITY
Issued capital	34.8	37.2	39.0
Capital surplus	11,789.2	11,945.8	11,520.8
Treasury stock	—	(297.6)	(635.8)
Retained earnings	1,625.6	1,440.6	692.1
Other component of equity	440.1	438.7	428.9

Equity attributable to equity holders of the Company	13,889.7	13,564.7	12,045.0

Non-controlling interests	7,233.2	7,024.9	4,135.0

Total equity	21,122.9	20,589.6	16,180.0

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	2,968.2	3,889.0	5,563.1
Other non-current liabilities	585.6	584.7	476.0

Total non-current liabilities	3,553.8	4,473.7	6,039.1

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,259.1	1,815.0	1,384.8
Other current liabilities	2,311.3	2,068.5	1,810.3
Bank loans – current portion	2,263.1	2,874.8	2,336.5
Short-term bank loans	962.2	786.7	375.4

Total current liabilities	6,795.7	7,545.0	5,907.0

Total liabilities	10,349.5	12,018.7	11,946.1

Total equity and liabilities	31,472.4	32,608.3	28,126.1